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                                SUPPLEMENT NO. 1
                                       TO
                           OFFER TO PURCHASE FOR CASH
                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                                       OF
                     T. ROWE PRICE REALTY INCOME FUND III,
                        AMERICA'S SALES-COMMISSION-FREE
                        REAL ESTATE LIMITED PARTNERSHIP
                                       AT
                               $107 NET PER UNIT
                                       BY
                            LIDO ASSOCIATES, L.L.C.

          THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD ARE HEREBY
        EXTENDED AND EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON
            JANUARY 31, 1997, UNLESS THE OFFER IS FURTHER EXTENDED.

    THE OFFER TO PURCHASE FOR CASH UNITS OF LIMITED PARTNERSHIP INTERESTS OF T. ROWE PRICE REALTY INCOME FUND III, AMERICA'S SALES-COMMISSION-FREE REAL ESTATE LIMITED PARTNERSHIP (THE "OFFER") IS AMENDED AND SUPPLEMENTED BY THE FOLLOWING. CERTAIN TERMS USED IN THIS SUPPLEMENT NO. 1, GENERALLY IDENTIFIED BY INITIAL CAPITAL LETTERS, WHICH ARE NOT DEFINED HEREIN, SHALL HAVE THE RESPECTIVE MEANINGS PROVIDED IN THE OFFER.

    The following are certain risk factors you should consider in connection with the Offer:

    - The Offer is equal to 75% of the net asset value of the Units determined by the General Partner as described in the Offer.

    - The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units.

    - Unitholders who tender their Units will be giving up the opportunity to participate in any future potential benefits of ownership of Units, including the right to receive future distributions of cash or property with respect thereto.

    - No independent person has been retained to evaluate or render any opinion as to the fairness of the Offer and other measures of value may be relevant to Unitholders. We urge you to consult your own financial advisors in connection with the Offer.

    - The tax consequences of the Offer to a particular Unitholder may be different from those of other Unitholders and we urge you to consult your own tax advisors in connection with the Offer.

    You should also consider the following points in connection with the Offer:

    - The Offer provides Unitholders with an opportunity to immediately liquidate their Units for $107 per Unit, net to the Seller in cash.

    - The Offer is approximately 179% higher than the $38.40 per Unit offer recently made by Fir Investors, LLC.

    - There is no guarantee of future results of the Partnership or that the net asset value of the Units determined by the General Partner will prove to be correct and investment in the Partnership remains speculative.

    - The Offer will permit Unitholders to liquidate their investments and to pursue less speculative and more liquid alternative investments which may yield higher annual cashflows.

    - By accepting the Offer Unitholders may avoid expenses, delays and complications of tax filings in connection with ownership of Units in the Partnership.
                            ------------------------

          FOR MORE INFORMATION OR FOR FURTHER ASSISTANCE PLEASE CALL:

                             THE HERMAN GROUP, INC.
                                 (800) 992-6213
                                                                January 14, 1997